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                                                                       EXHIBIT 2
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                                                    EXHIBIT 2 TO SCHEDULE 14D-9

                           COMPANY FORM 20-F EXCERPT

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

  Members of the Supervisory Board who are affiliated with Finmeccanica are compensated by Finmeccanica. Members of the Supervisory Board who are not affiliated with Finmeccanica are paid an annual remuneration of $20,000 for their services (plus an additional $1,000 per meeting for a member's service on the Audit Committee) and reimbursement of reasonable expenses in connection with such services.

  In 1997, the aggregate cash compensation of the Managing Director, members of the Executive Committee and the other group staff identified above, as a group, paid or accrued by the Company and its subsidiaries, was $3,012,259. Of this amount, $485,088 was paid or accrued as bonuses under the Executive Incentive Plan which provides for the payment of short-term and long-term bonuses based upon incentive targets established by the Management Board on an annual basis.

  The Company has implemented a discounted employee stock purchase plan ("Stock Purchase Plan") which enables employees to purchase Common Shares of the Company through a payroll deduction. As a result of employer contributions, cost of the stock to the employee is at a 10% discount from the trading price of the stock on the day it is purchased (expected to be the last day of the month). Employees who hold the stock for two years are given additional shares equal to 5% of the shares held for such two-year period. Shares held in the Stock Purchase Plan are subject to a voting proxy in favor of an officer of the Company while such shares remain in the plan.

  Elsag Bailey, Inc. has a tax-qualified retirement savings plan (the "401(k) Plan") covering all of the salaried employees of Elsag Bailey, Inc. and its subsidiaries. Participating employees may elect to reduce their current compensation on a pretax basis by up to the statutorily prescribed annual limit ($9,500 in 1997; $10,000 in 1998) and have the amount of such reduction contributed to the 401(k) Plan. Participating employees may also make after-tax contributions. The Company makes matching contributions up to 6% of each participating employee's compensation for the year. In addition, the Company in its discretion may each year make a "performance incentive contribution" with respect to all or any group of participating employees as are designated by the Company, which it will determine on the basis of the Company's or specific operating unit's financial performance and success in meeting its business commitments for the year. A special contribution also may be made by the Company with respect to each participating employee who, on January 1, 1990, was age 45, had completed ten years of service and became a participating employee in the 401(k) Plan. The special contribution is 1% of the participating employee's annual compensation and is expected to be made by the Company each year, commencing with 1990, until the number of years that the contribution has been made is equal to the participating employee's years of prior service with the Company as of January 1, 1990. In 1997, Elsag Bailey, Inc. made matching and discretionary contributions to the accounts of five members of the Executive Committee and the other group staff identified above in the aggregate amount of $45,400.

  In addition to the 401(k) Plan, the Company maintains an excess defined contribution plan (the "Supplemental Plan") for certain select executives of the Company who are participants in the 401(k) Plan and the Company's deferred compensation plan contributing at least 6% and 2% of their compensation, respectively, and whose annual compensation is in excess of a statutorily prescribed annual amount.

  Under the Supplemental Plan, the Company makes a contribution in an amount equal to the participating executive's contribution up to a maximum of 6% of such individual's base pay in excess of the statutorily prescribed limit referred to in the previous sentence. Amounts contributed by the Company vest to the participant in accordance with the vesting schedule provided in the 401(k) Plan. In 1997, the Company made contributions to the Supplemental Plan to the accounts of two members of the Board of Management, the Executive Committee and the other group staff identified above in the aggregate amount of $34,065.

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  The Managing Director, the members of the Executive Committee and the other group staff identified above were also covered in 1997 under certain group life and medical insurance programs provided by the particular company by which they were employed. The aggregate additional amount set aside by the Company in 1997 to provide pension, retirement or similar benefits (excluding statutory social security programs) for the Managing Director, the members of the Executive Committee and the other group staff identified above as a group was approximately $193,849. As of March 31, 1998, the Managing Director, the members of the Executive Committee and the other group staff identified above have been granted options to purchase 588,250 Common Shares under the Company's Stock Incentive Plan, of which options for 106,650 Common Shares are currently exercisable. Options granted in 1993 and certain options granted in 1994 are exercisable over five years. The remaining options vest at the end of ten years; however, they may become exercisable upon attainment of specific performance goals. In December 1997, approximately 239,000 options granted to such officers in 1996, 1995 and 1994 at prices ranging from $23.68 to $27.50 were canceled and 179,250 options granted in their place at the then fair market value of $14.81. The date of grant, purchase price and expiration dates of the options granted to such officers to date and outstanding are summarized in the table below:

GRANT DATE                NUMBER OF OPTIONS EXERCISE PRICE  EXPIRATION DATE
----------                ----------------- -------------- -----------------
November 18, 1993........       90,000         $  19.00    November 18, 2003
March 14, 1994...........       22,500         $14.8125    March 14, 2004
July 20, 1994............       35,250         $14.8125    July 20, 2004
December 8, 1994.........       37,500         $14.8125    December 8, 2004
December 21, 1995........       75,000         $14.8125    December 21, 2005
January 4, 1996..........        9,000         $14.8125    January 4, 2006
December 17, 1996........      162,000         $  17.25    December 17, 2006
December 18, 1997........      157,000         $14.8125    December 17, 2007

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

  As of March 31, 1998, the Company has reserved 1,000,000 Common Shares for issuance under stock options which may be granted under its Stock Incentive Plan, of which 726,250 Common Shares are subject to currently outstanding options granted under such plan. The Company has filed a registration statement on Form S-8 with regard to the Common Shares issuable under its Stock Incentive Plan, by virtue of which Common Shares issued thereunder generally will be transferable without restriction. For further discussion concerning the grant dates, exercise prices and expiration dates of such options, see Item 11 above.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

  In the ordinary course of business, the Company and Finmeccanica or affiliates of Finmeccanica have from time to time entered into various business transactions and agreements, and the Company and Finmeccanica or affiliates of Finmeccanica may from time to time enter into additional transactions and agreements in the future. See Note 17 of the Notes to the Consolidated Financial Statements of the Company incorporated by reference from the Company's 1997 Annual Report to Shareholders. Since January 1, 1995, the Company has used Finmeccanica facilities and personnel for certain administrative functions, for which the Company reimbursed Finmeccanica. These transactions, agreements and arrangements have been and are expected to be continued on terms which in the aggregate are not materially different from those which generally could be obtained from unrelated third parties through negotiations on an arm's-length basis. It is possible that potential conflicts of interest could arise between the Company and Finmeccanica in the future. The following is a summary of the material agreements, arrangements and transactions between the Company and Finmeccanica or its affiliates.

  Acquisition of Italian Licensee; Prior Relationship. On December 30, 1996 the Company acquired from Finmeccanica the assets of the Italian Licensee, a division of Finmeccanica which operated as a licensee of the Company in Italy. The Company issued to Finmeccanica 1.3 million Common Shares and assumed $13 million of debt as part of such acquisition. Prior to the acquisition, the Italian Licensee paid the Company royalties of

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$7.1 million and $6.5 million in 1996 and 1995, respectively, related to the license of certain technology of the Company. The Italian Licensee was charged by the Company an aggregate of $585,000 and $739,000 in 1996 and 1995, respectively, as its allocable share for certain management and sale and administrative services performed on its behalf. There were also purchases and sales of products between the Italian Licensee and the Company.

 Purchases and Sales

  In 1997, 1996 and 1995, the Company made sales to certain Finmeccanica operating subsidiaries of $50.1 million, $42.5 million and $19.8 million, respectively. The Company's purchases from Finmeccanica's operating subsidiaries were $0.9 million, $8.5 million and $9.8 million in 1997, 1996 and 1995, respectively.

  Cofiri Credit

  The Company entered into a credit facility dated February 19, 1998 with Compagnia Finanziamenti e Rifinanziamenti--Cofiri S.p.A. ("Cofiri") providing for a line of credit in the amount of $150 million (or the equivalent in Deutsche Marks or Yen) which expires April 30, 1999, at which time all amounts then outstanding thereunder become due and payable ("Cofiri Credit"). Cofiri is a wholly-owned subsidiary of IRI. The Cofiri Credit, which the Company drew down in full on February 27, 1998, provides for interest at 1.15% in excess of the London Interbank Offered Rate (LIBOR). The Cofiri Credit is terminable, and all amounts outstanding thereunder payable on demand, upon the occurrence of certain events including payment or other performance defaults, a cross default for non-payment of at least $10 million, the Company experiencing a material adverse change or Finmeccanica ceasing to own at least 51% of the Company's share capital. Reference is made to Exhibit 3 to the Company's filing on Form 6-K dated March 4, 1998 for the full text of the agreement governing the Cofiri Credit.

  Credit Support

  Finmeccanica has historically guaranteed certain obligations of the Company and its operating units in the form of letters of credit or guarantees, or provided comfort letters, in respect of certain short-term and long-term credit facilities. Since January 1, 1995, Finmeccanica's only support for the Company's borrowings and letters of credit has been a comfort letter to support the Cofiri Credit. Finmeccanica has no obligation to continue to provide credit support to the Company and no assurance can be given that the Company would be able to refinance the B of A Credit maturing in January 1999 or the Cofiri Credit maturing in April 1999 without such support. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" incorporated by reference from the Company's 1997 Annual Report to Shareholders.

  Bonding Support

  Since January 1, 1995, the utilization of Finmeccanica's resources to support the Company's bonding requirements has been limited to guaranteeing performance bonds related to one large system contract of the Company with an initial contract value of $134 million and certain other bonds currently totaling $94 million. Finmeccanica has no obligation to continue to provide such support to the Company. No assurances can be given that the Company would be able to satisfy its bonding requirements on terms substantially as favorable as those previously obtained with the assistance provided by Finmeccanica if Finmeccanica discontinued providing such assistance. The Company incurred an expense of $1,025,000, $929,000 and $860,000, payable to Finmeccanica in 1997, 1996 and 1995, respectively, for such bonding support.

  Insurance

  The Company purchases certain insurance coverage in conjunction with other affiliates of Finmeccanica on a pooled risk basis (whereby claims of the participating companies are aggregated for purposes of determining

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covered amounts), at rates and on terms which the Company believes are generally comparable to those which it would otherwise have been able to obtain. None of Finmeccanica, any insured or the relevant insurer is under any obligation to continue to participate in such arrangement.

  Supervisory Board

  Four of the six current members of the Company's Supervisory Board are officers of Finmeccanica.

  Registration Rights Agreement

  Under a Registration Rights Agreement between the Company and Finmeccanica, the Company has agreed to file, upon the request of Finmeccanica, up to three more registration statements under the U.S. Securities Act of 1933, to permit Finmeccanica to offer and sell any Common Shares that Finmeccanica may hold. Subject to certain conditions, the Company has also granted Finmeccanica the right to include its Common Shares in any registration statements covering offerings of Common Shares by the Company. In either case, the Company will pay all costs of any such registered offering other than underwriting commissions, discounts and expenses and transfer taxes attributable to the shares sold on behalf of Finmeccanica. The Company will indemnify Finmeccanica, and Finmeccanica will indemnify the Company, against certain liabilities in respect of any registration statement or offering covered by such Registration Rights Agreement. The rights of Finmeccanica under such Registration Rights Agreement are transferable to entities included within the Finmeccanica consolidated group.

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